FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **August 2007**
Commission File Number

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant's name into English)

10 Inverness Drive East, Suite 104
Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   __   Form 40-F   **X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   __   No   **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Douglas B. Silver

Date: August 10, 2007

Douglas B. Silver
Chief Executive Officer

EXHIBIT INDEX

99.1   Transfer of Rights For Collection of Additional Royalty – Jorge Francisco Y Rodrigo Javier Ugarte Abrego to International Royalty Corporation

99.2   First Amending Agreement as of 17 May 2007 between International Royalty Corporation, Archean Resources Ltd., IRC Nevada Inc.; and The Bank of Nova Scotia

TRANSFER OF RIGHTS
FOR COLLECTION OF ADDITIONAL ROYALTY
JORGE FRANCISCO Y RODRIGO JAVIER UGARTE ABREGO
TO
INTERNATIONAL ROYALTY CORPORATION

Mr. George Spencer Young, attorney, married, passport number 017278192, citizen of the United States of America, temporarily residing at Vitacura 2939, floor 10, Las Condes, Santiago, Chile, fully authorized to represent International Royalty Corporation, a corporation organized under the laws of the Province of Alberta, Canada with the same address as previously cited and Mr. Jorge Francisco Ugarte Abrego, Chilean, married, attorney, holder of national identity number 7935161-K, and Mr. Rodrigo Javier Ugarte, Chilean, single, employed, holder of national identity number 9674114-K, residing at Alcantara 271, floor 10, suite 1001, Las Condes, Santiago, of legal age, identified by the identification documents previously cited, all hereby declare that they agree an the transfer of rights of the contract to be named under all the terms and conditions found in the following clauses:

FIRST: ANTECEDENT

1. By public registration dated December 26, 1997 and executed before the Santiago notary public, Mr. Arturo Carvajal Escobar, (hereinafter also known as the "**Stock Sale Contract**"), Mr. Jaime Ugarte Lee and Mr. Jaime Ugarte Abrego sold, assigned and transferred to Compañía Minera Barrick Chile Limitada, a total of 2.760 shares and 300 shares, respectively, of COMPAÑIA MINERA NEVADA S.A., (hereinafter "the **Company**") a corporation with a registration date of February 7, 1983 in the public registry, executed before the Santiago Notary, Mr. Patricio Rios Vergara, a substitute for Mr. Mario Farren Cornejo, whose statement was filed in the Registro de Comercio del Conservador de Bienes Raices [*Commercial Registry of the Real Estate Registrar*], folio 3261 number 1812 year number 1983.

2. Pursuant to Section 5 of the **Stock Sale Contract**, the stock sale price totaled a sum of seven million dollars (US $7,000,000), in addition to the variable royalty price which is to be calculated according to the formula established in Subsection (b) and subsequent sections.

3. Likewise, the **Stock Sale Contract** provided that the total stock sale price was to be distributed between the sellers, or between Mr. Jaime Ugarte Lee and Mr. Jaime Ugarte Abrego, in proportion to the stock sold under the **Stock Sale Contract** and purchased by Compañía Minera Barrick Chile Limitada, (hereinafter "**Barrick**"), for an amount of US$7.000.000. Moreover, **Barrick** agreed to pay a variable royalty amount for the stock sale as follows:

3.1.- A sum of US $3,500,000 to be paid within a maximum of a 10 day period from the date that COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, has produced a minimum of 30,000 ounces of troy gold during a 30 consecutive day period as provided in Subsection (b) of Section 5 of the **Stock Sale Contract**;

3.2.- A sum of US $3,500,000 to be paid within 30 days following the date that COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, has completed thirty six (36) months of production of at least 30,000 ounces of troy gold, in a one month calendar period, whether they are consecutive or not as provided in Subsection (c) of Section 5 of the **Stock Sale Contract**.

3.3.- A sum determined on a variable percentage of refined gold sales of COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this Company and as identified in Annex A, which said exhibit was signed by the parties and considered an integral part of said **Contract**, pursuant to Subsection (d) of Section 5 of the **Stock Sale Contract**. Said percentage is to be applied quarterly, during each calendar quarter of operation, for a term of 120 years from the date of the **Stock Sale Contract**. The value of the sales will be determined according to the daily price of refined gold known as "Cash Settlement" in the "London Bullion Broker," "P.M. Fix," or "London Final" during the respective quarter.

Likewise, it was stipulated that if the London Bullion Brokers were to cease to exist or to issue daily quotes for gold, all references to said entity would be made to the entity that replaces it and that establishes daily gold prices for gold for immediate delivery in an open global market.

The royalty to be paid will be calculated according to the following scale for quarterly average gold price, determined as follows.

(1) If the average price of gold is US $325 per troy ounce or less, the percentage will be 0.75%.

(2) If the average price of gold is US $350 per troy ounce, the percentage will be 1%.

(3) If the average price of gold is US $375 per troy ounce, the percentage will be 1.25%.

(4) If the average price of gold is US $400 per troy ounce, the percentage will be 1.5%.

(5) If the average price of gold is US $500 per troy ounce, the percentage will be 2.6%.

(6) If the average price of gold is US $600 per troy ounce, the percentage will be 3.4%.

(7) If the average price of gold is US $700 per troy ounce, the percentage will be 4.2%.

(8) If the average price of gold is US $800 per troy ounce or more, the percentage will be 5%.

In the event of average gold prices per troy ounce that are not provided specifically in the scale, the percentage paid will be determined using a straight interpolation between the prices and the percentages provided for in the scale, rounding off the results to the nearest figure to two decimals of one percent (1.0%).

For this purpose, it was established that the amount of gold would be determined by the number of troy ounces of refined gold produced by COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, or delivered to the Company or at its direction [or expense], by the Refinery, Smelter, or another Processor to which the Company has delivered minerals from the mining concessions found in Annex A, during a calendar quarter. Refined gold will be defined as that which meets or exceeds the normal accepted commercial standards in the commodities market of London [Metal Exchange] or the United States of America, as good delivery gold or "Bullion Gold."

3.4.- A sum equal to a percentage based on the value of the sales of unrefined gold contained in the minerals, concentrates, precipitates, cathodes, leached products or any other product, whether it is final or intermediate, expressly excluding refined gold that may have been sold by COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions identified in Annex A pursuant to Subsection (e) of Section 5 of the **Stock Sale Contract**. It was expressly established that the sellers would have the right to a percentage from the sale of gold payable to COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, according to the distributions between the Company and the refinery, smelter and processor or other purchaser, in market conditions, based on the exchange of analysis and/or on the corresponding arbitration or other mechanisms to solve disputes as provided in this agreement, during a calendar quarter, without taking into account the eventual hedging. To determine the average percentage to apply in a quarter, in accordance with the scale established in the preceding Subsection (d), it will be presumed that the average gold price is equal to the total price actually paid during the quarter, divided by the number of troy gold ounces paid according to the final distributions for that quarter.

3.5.- Likewise, pursuant to Subsection (f) of Section 5 of the **Stock Sale Contract**, it was established that as part of the stock sale price, the payment on behalf of the Company of a sum equal to 1% of the value of actual sales from January 1, 2017 but not longer than 120 years from the date of this **Stock Sale Contract**, of copper mineral, from COMPAÑIA MINERA S.A., or its successor in title to the mining concessions, for exploitation that have been identified in Annex A, during each calendar quarter of operation following the said date, without consideration to the eventual hedging and the net of the deductions identified below. The value of sales for the corresponding quarter will be equal to the values paid by COMPAÑIA NEVADA S.A., or its successor in title to the mining concessions, by the refinery, smelter or processor to whom COMPAÑIA NEVADA S.A., or an authorized third party or its successor in title to the mining concessions, delivers in market conditions with the following deductions:

3.5.1   All costs and expenses related to the transportation of the concentrates and/or custom milling to COMPAÑIA NEVADA S.A., or its successor to the smelter, refinery or destination ports, that is to say ground fleet, security during the transport and other costs connected to said transportation;

3.5.2   All lease costs and or external services to COMPAÑIA NEVADA S.A., or its successor, made by third parties, that is to say, charges for metallurgical roasting, copper reductions, charges for fusion, treatment, fines or penalties for impurities, losses, charges for refinement of copper and price participation, according to the stipulations normally found in these sale or lease contracts;

3.5.3   All external costs and charges directly related to the sales of copper concentrations or metallic copper resulting from their leases, that is to say, external fees, broker or agent fees, insurance, storage, third party reviews, chemical analysis, and costs for arbitration proceedings for differences related to the metallic contents, if those were to exist;

3.5.4   Any encumbrance or tax applied to the sales or the maritime fleet to the products included in the corresponding statements, from an unanticipated cost, that is to say, not one that is recovered by COMPAÑIA NEVADA S.A., or its successor. Copper will be considered sold in the corresponding quarter of its date of distribution.

SECOND: Ownership Rights

Mr. Jaime, Mr. Jorge, Mr. Javier, Ms. Viviana and Ms. Jimena, all with the surname Ugarte Abrego hereinafter the "Ugarte Abrego Siblings**,**" hold the status of heirs and successors to Mr. JAIME UBALDINO UGARTE LEE, pursuant to paragraph 2 of this Section. This makes the Ugarte Abrego Siblings undivided owners of 90% of the rights to the **Stock Sale Contract**. The remaining 10% is held by Mr. Jaime Ugarte Abrego as an individual owner and is not part of this contract.   Pursuant to Subsections (d), (e), and (f) Section 5 the **Stock Sale Contract**, the Ugarte Abrego Siblings own the right to collect 90% of all payments based on production according to the terms found in the **Stock Sale Contract** and the corresponding royalties and variable payments for the price of acquiring the stock as well as the right to collect payment of the sums owed as a fixed part of the price owed from the periods that were established pursuant to Subsections (b) and (c) of Section 5 the **Stock Sale Contract**, which said payments total a sum of US $7,000,000.

THIRD.   The Ugarte Abrego Siblings and the surviving spouse Mr. Zoila Rose Abrego Diamantti, previously named, inherited the rights identified in the preceding Section by succession at the time of death of their legitimate father and husband, respectively, Mr. Jaime Ugarte Lee, which occurred on May 23, 2000 in Santiago, Ricardo Lyon Street, Nº 2298. The actual possession of rights to the **Stock Sale Contract** was conveyed by a writ of the 16º Civil Court of Santiago on July 10, 2002, which included a solemn inventory of said rights and was carried out by Mr. Fernando Figueroa on the 1º day of August of 2002, as required by section d) Other Assets, Nº2. Said writ of possession was timely recorded on page forty-three thousand one hundred sixty-one number forty thousand six hundred twelve of the Registration of Property of the Conservative of Real Estate of Santiago, in the corresponding year 2002. Similarly, the beneficiary rights to the **Stock Sale Contract** were conveyed to the Ugarte Abrego Siblings, as named, jointly, pursuant to Clause 5 of the Estate Distribution document dated October 20, 2006 before the notary Mr. Pablo Roberto Poblete Saavedra, substitute for Mr. Iván Torrealba Acevedo. Finally, it is hereby acknowledged that Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego, each transferred 3% of their corresponding rights to the amounts owed by Compañía Minera Barrick Chile Limitada to Mr. Jaime Ugarte Lee y Otro according to Subsections (b), (c), (d), (e) and (f) of Section 5 of the **Stock Sale Contract** with Barrick   as referenced in the previous paragraph, to International Royalty Corporation, hereinafter also referred to as "IRC" in the public registration of the Subrogation Payment Agreement dated January 10 of this year before the Notary so authorized, and as such, in their capacity of heirs and adjudicators, Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego retained for themselves 15% each of the entire rights herein referenced of the rights to an additional amount as agreed in the Stock Sale Contract dated December 26, 1997 before the Notary Mr. Arturo Carvajal between Mr. Jaime Ugarte Lee y Otro and Compañía Minera Barrick Chile Limitada.

FOURTH: **Transfer of rights to collect and additional amount on the Stock Sales Contract.** Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego, hereby sell, assign and transfer to the Assignee, IRC, who hereby accepts said transfer and acknowledges the transfer of 15% to rights to the variable royalty amount for the stock sale that the Assignors hold as heirs and successors to Mr. Jaime Ugarte Lee, and pursuant to all the terms of Subsections (d), (e), and (f) of Section 5 of the **Stock Sale Contract.** It is acknowledged that each of the parties contributes to the 15% a 7.5% of their actual and respective rights to the Barrick Contract. On the other hand, Mr Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego will retain for themselves 30% of the rights that are theirs as the heirs and successors to Mr. Jaime Ugarte Lee, in particular with respect to the rights to collect the conditional amounts of US$3,500.000 each according to the right found in Subsections (b) and (c) of Section 5 of the **Stock Sale Contract**. As a result of this transfer of rights, Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego will only have the right to collect 15% (7.5% each) of the total amount pursuant to Subsections (d), (e) y (f) of the **Stock Sale Contract** with Barrick as described in the first paragraph until and when the condition of producing 14 million of troy gold ounces from the concessions identified in Annex A of the **Stock Sale Contract** have been met. At which time the entire rights that are the focus of this agreement will revert to each of them in the same proportion of 7.5%, unless the option found in Section 7 of this agreement is exercised and/or the option of first purchase referenced in Section 8 of this agreement is exercised. This transfer of rights to the balance of the variable royalty for the stock sale generally includes all actions and inherent rights derived directly or indirectly from the **Stock Sale Contract** being transferred by this contract, a transfer containing all the terms and limitations provided in Section

5 of the **Stock Sale Contract**. The Parties acknowledge that this transfer is entered into and is in the commercial interest of both Parties.

The parties acknowledge that for calculation purposes, Mr. Jaime Ugarte Abrego's 10% ownership is included in the total rights to the Barrick Contract, as referenced in the preceding and subsequent paragraphs and clauses. In this manner the 10% percentage of individual ownership plus the 90% of the hereditary rights to the Barrick Contract adjudicated to the Ugarte Abrego Siblings constitutes a total of 100% to the Barrick Contract.

FIFTH:

5.1. **Base Price**.

The base price for the transfer of rights to collect an additional amount on the Stock Sales Contract is for an amount of US$15,026,530 equivalent to the sum of _____Chilean pesos according to the exchange rate for the US dollar published by the Central Bank of Chile on the date of execution, this amount is paid by the Assignee to the Assignor on the date of execution to their full and complete satisfaction.

5.2 **Additional Payment**.

In addition to the base price listed above in the preceding Subsection 5.1. the Assignors have the right to an additional amount for the transfer of rights to the additional payments established in the **Stock Sales Contract** as part of the average value of troy gold registered during a six month period weather these months are consecutive or not, during the 36 months following the date of the start of the extraction operations, of any of the mining concessions identified in Annex A of the **Stock Sales Contract**, pursuant to the following:

> If the price of gold per troy gold ounce is equal to or above US$600, the base price will increase by US$2.000.000,00 that is the sum of US$1,000,000. for each sibling Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego.

SIXTH: Reciprocal Warranties And Declarations. This transfer of rights to the variably royalty amount for the stock sale is entered into under the following terms, conditions and formalities:

6.1. The rights found in Subsection (d), (e) and (f) of Section 5 of the **Stock Sales Contract**, that are herein, only for the percentage indicated, transferred, the rights are limited to Assignee's right to collect the full benefits of the rights being granted, only and until and when, COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this company and as identified in Annex A, completes a total production of fourteen million ounces of troy gold payable from the concessions identified in Annex A of the **Stock Sales Contract**.

6.2. In the event that COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this company and as identified in Annex A of the **Stock Sales Contract** reaches said volume of production, the title over these rights belongs to Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego, without action or notice, given that the transfer of rights granted herein, are only extended up to the right to collect their benefits until and when, COMPAÑIA MINERA NEVADA S.A., or its successor in title to the mining concessions, from the exploitation of the mining concessions owned at this time by this company and as identified in Annex A reaches an aggregate volume of 14 million ounces of production from the concessions identified in Annex A.

6.3. Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego hereby agree that from the date of execution to the date that COMPAÑIA MINERA NEVADA S.A. reaches an aggregate volume of 14 million ounces of production from the concessions identified in Annex A of the **Stock Sale Contract**: (i) abstain from granting discounts, extensions or allowances to Barrick or its successor or subrogate, with regards to the **Stock Sale Contract**, unless it is expressly authorized by IRC; and (ii) not agree to modifications of the **Stock Sale Contract**, in specific to any reference to the payments that are to be made under the **Stock Sale Contract**, with out the express consent of IRC.

6.4.   In the rights that are hereby transferred, the ownership during the entire period that transpires from the start of production to the performance of the condition to produce fourteen million ounces of troy gold payable, as found above include the right to collect the portion of the variable royalty that applies to the exploitation of copper from the concessions identified in Annex A of the **Stock Sales Contract**.

6.5. The Assignor does not guarantee the current or future solvency of Barrick or its successor. Likewise, the Assignor does not personally guarantee to the Assignee that Barrick will carry out successful activities or that the concessions will be exploited.

6.6. The Assignee declares that:

6.6.1.- It has carried out its own review, analysis and evaluation of the **Stock Sale Contract,** the title, and Assignor's rights to the mining concessions for exploitation identified in Annex A of the **Stock Sale Contract**, and does hereby agrees and acknowledges the current condition of the concessions and the extension and demands of the rights that are hereby granted.

6.6.2.- Acknowledges awareness of the Chilean regulations that govern mining activities. The Assignor acknowledges the authority of the Chilean government to direct, control and regulate the mining industry through different agencies and departments and acknowledges that the Assignees' decision to acquire the right to this contract is not based on the expectation that the current Chilean mining regulations will be maintained in the future or that they may be modified in a certain manner.

6.6.3.- Future Performance. The Assignee acknowledges that the decision to enter into this contract is not based on any statement by the Assignor regarding any future performance of COMPAÑIA MINERA NEVADA S.A. and/or of Barrick.

6.7. Free and Clear Title: Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego declare and warrant that they are the sole and exclusive owners of the rights that are herein being sold and transferred to IRC and further declare and warrant that by this transfer, IRC receives 15% of the total rights to the additional payments as provided in Subsections (d),

(e) and (f) of Section 5 of the **Stock Sales Contract**, free of any security, encumbrance, usufract, lease, suit, litigation, prohibition, embargo, arbitration, promise of sale, limitations, preferential right and in general any limitation or restriction to title or to any of its attributes.

6.8. Absence of Breach: Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego hereby declare and guarantee that the execution and the fulfillment of this contract (i) does not breach or is in conflict or will cause a breach or violate (nor will it be a basis for any breach or violation), of any agreement, contract, commitment or obligation, that can in any form intervene, limit or affect the rights that are hereby transferred to IRC.

6.9 Third party consents: No authorization or consent by a third party or waiver by a third party, is required to authorize Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego to enter and execute this contract and to fulfill the obligations that this contract imposes and which allows IRC to assume the rights that are transferred by this contract.

6.10. Pending Payments. Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego have not waived any of their rights that are hereby transferred and assigned to IRC. All the payments provided for in Section 5, Subsections (d), (e) and (f) are awaiting payment. There are no cancellations, condemnations, or remissions of any debt or obligation under the **Stock Sale Contract**.

6.11. Reliance: Neither this contract nor any other agreement, certificate, statement or document delivered by or on behalf of Mr. Jorge Francisco Ugarte Abrego or Mr. Rodrigo Javier Ugarte Abrego, as part of this transfer of rights, contains any false or untrue statement nor does it omit any reference to a material act necessary for these declarations and guarantees to be false.

SEVENTH: **Option**

In the event that Compañía Minera Nevada S.A. or its successor in title to the mining concessions identified in Annex A of the **Stock Sale Contract** reach an aggregate amount of production of 14 million ounces of troy gold from the concessions listed in Annex A of the **Stock Sale Contract**, Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego grant to IRC, an irrevocable and free option to acquire up to 50% of the transferor's right, as consideration for the additional payment, over the production of Compañía Minera Nevada, S.A., or its successor in title to the mining concessions identified in Annex A of the **Stock Sale Contract** reach an aggregate amount of production of 14 million ounces of troy gold from the concessions listed in Annex A of the **Stock Sale Contract**, pursuant to Subsection (d), (e), and (f) of Section 5 of the **Stock Sale Contract.**

Said option must be exercised in writing, within 36 months from the date of the start of exploitation of the concessions identified in Annex A of the **Stock Sales Contract** and the operation of the treatment plant. In the event that IRC timely and properly exercises the option provided herein, for 50% of the rights that are hereby granted, it must pay to Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego, within 30 days after the option is exercised, an amount of US$2,000,000.00. or an amount of US$1,000,000 each. If, however, IRC only exercises its option for 25% of the rights granted in this agreement, then it must pay Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego, within 30 days the option is exercised, an amount of US$1, 000,000.00 or an amount of US$500,000 each. If after the option hereby granted is exercised and payment is not made for the rights, under the terms provided, the option will expire.

EIGHTH: In the event that an unrelated third party in good faith makes an offer to either of the siblings Mr. Jorge Francisco Ugarte Abrego or Mr. Rodrigo Javier Ugarte Abrego or to both, for part or for the total of the remaining 7.5% (15% total) of the total rights to the Barrick Contract that is remaining in title to the referenced siblings Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego after the execution of this agreement, then IRC will have the option but not the obligation to acquire the respective percentage of the remaining succession rights of said successor or successors, individually, under the same terms and conditions established by the third party making the offer, which said terms and conditions must be made available and mailed to IRC by certified mail within 15 days that the offer is made in good faith by the third party.

In such case, IRC will decide, within a term of 60 consecutive days, if it will match the terms and conditions of said offer. In the event that IRC decides to match the offer, then a transfer of rights will take place similar to that which is taken place in this agreement and IRC will acquire the respective percentage under the same terms and conditions as those made by the unrelated third party in good faith. In the event that IRC decides not to exercise the option or the 60 day period lapses with out notice of a decision, then the siblings Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego, or both, are free to transfer their respective rights at issue to the unrelated third party who made the offer in good faith with out further action. It is understood that an unrelated third party as a natural or judicial person without any clear relationship, friendship, affiliation, subordination, participation, control or any other means that may diminish the quality of third party to the offering party that freely and spontaneously made an offer for part or the entire rights of the Assignor.

This option right will be renewed each time that a third party offer is made in good faith by an unrelated third party and in the event that IRC does not exercise its right and the offer by the unrelated third party does not result in a transfer and will be continue on the condition that the siblings Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego have ownership to part or the total of the remaining rights to the Barrick Contract.

If however, the siblings Mr. Jorge Francisco Ugarte Abrego and/or Mr. Rodrigo Javier Ugarte Abrego decide to sell IRC a part or the total of their remaining rights as a result of this agreement and it totals 15% of the rights to the Barrick Contract (7.5% each) they must carry the sale under the same terms and conditions that are expressed in this agreement and which will be applied in a proportional manner, and in the event of a partial transfer with exclusions, then said, payment for the option shall be made as provided in the following paragraph of this Subsection.

To exercise the option, each of the siblings Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego will collect from IRC the amount of US$166,667 or the equivalent to an amount $_____Chilean Pesos at today's rate, and they must declare having received the amount to their full and complete satisfaction.

NINTH: Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego hereby make delivery to the Assignee of the transfer title, consisting of a notarized copy of the **Stock Sale Contract** identified in the Section 1 of this contract, as well as prior title documents of rightful ownership of Mr. Jaime Ugarte Lee and of the adjudication of inheritance to the Assignee's rights to the **Stock Sale Contract**, under the terms also found in the Section 1 of this contract.

TENTH: This contract will be governed by the laws of the Republic of Chile. For the purpose of this contract, the Parties establish their domicile in the city of Santiago, and hold themselves to the jurisdiction of the Santiago Courts.

ELEVENTH: Annex A is made an integral part of this contract as it identifies the concessions covered by the obligation for payment of the balance for the variable royalty as provided in the **Stock Sale Contract.**

TWELVTH: **Arbitration**. Any disagreement that arises between the Parties that derives from or relates to the interpretation, application, validity, nullity, existence, force, fulfillment or breach of the present contract, found in this section must be resolved by means of arbitration under the arbitration rules in force by the Santiago Center for Arbitration and Mediation. The Parties hereby grant a special and irrevocable power to the Santiago Chamber of Commerce and is hereby authorized at the request of either of the Parties to name an arbitrator from the attorney members of the Santiago Center for Arbitration and Mediation. Before the Chamber of Commerce can name an appointment, both Parties will have the right to reject without cause, up to five members from the Arbitration Panel list. The arbitrator's decision will be final and binding on the Parties, the Parties hereby waive all options and actions that are otherwise available, with the exception of the Remedies, Reinstatement, Explanation or Interpretation, Ratification or Amendments. The appointed arbitrator will be authorized to resolve any issue within its jurisdiction and with the force and validity of this arbitration clause, and is authorized to extend the arbitration time limit as established by the Regulations of the named Chamber under necessary measures, in its sole discretion in order to adequately fulfill his duty obligations.

The mere employment by one of the Parties of a witness will not be grounds to disqualify the witness.

The incurred expenses for court or arbitrator fees, required reports, and any another cost which is incurred as a result of the arbitration, shall be borne by the Parties in proportion to what is required by the decision. The Parties agree to have the arbitration decision filed with a court that has jurisdiction over the Parties or their assets. This clause will remain in force notwithstanding any future modification of this contract, unless the Parties in writing expressly decide to the contrary.

THIRTEENTH: This contract may be recorded at the margin of the concessions identified in Annex A of the **Stock Sale Contract** at the discretion of IRC.

FOURTEENTH: Notices. All notices, inquiries, demands and all other communication between the Parties required or permitted pursuant to this contract, shall be made in the Spanish or English language in writing, and will be considered properly delivered after their delivery date if delivered by hand; and after the date of mailing upon the date of the mailing confirmation receipt if sent by fax (a copy of said fax should be sent by mail); or on the third day after the date received by the respective mail, if sent by registered mail. All notices, inquires, demands or communication should be directed to the following addresses and contact numbers (or to the addresses or alternative numbers that the Assignor or the Assignee provides to the other party by means of the notice requirements indicated above):

(a)   If to International Royalty Corporation:
             Vitacura 2939, piso 10, Las Condes
             Santiago - Chile
             Attention: Mr. ____
             Fax N°: (56-2) 431-5050

cc   José Manuel Borquez Yunge:
             Vitacura 2939, piso 10, Las Condes, Santiago - Chile
             Attention: Sr. José Manuel Borquez
             Fax N°: (56-2) 431-5050

If to Mr. Jorge or Javier Ugarte Abrego:

Alcantara 270, Piso 10

Las Condes, Santiago – Chile

Fax Nº: (562) 421- 1306

The Parties may change the name of the individuals to be notified in their capacity and respective addresses, fax and telephones numbers, provided notices are properly sent pursuant to this clause.

FIFTHTEENTH: In the event that Compañía Minera Barrick Chile Limitada, or its successor to the contract does not make a payment under any of the rights transferred to IRC, Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego shall, at the request of IRC, carry out the collection of the sums that correspond to IRC, and deliver said amount to IRC who will issue a statement and final receipt in the names of Mr. Jorge Francisco Ugarte Abrego and Mr. Rodrigo Javier Ugarte Abrego for their corresponding amount. In this event, the fees paid by the Assignor are paid by IRC.

SIXTEENTH: All expenses incurred by the execution of this contract and the required registration and recording will be the sole responsibility of IRC.

The capacity of Mr. George Spencer Young to represent IRC is based on the notarized power granted before the Notary of the City of Denver, State of Colorado, Mr. Mark T. Nesbitt, dated January 8, 2007, and which was properly protocolized before the notary Mr. Eduardo Ten Marello on January 9, 2007 by a public writing which is not being attached as it acknowledged and known by the Parties and by the authorizing notary.

Prior reading, the Parties sign before the Notary.

_____

George Spencer Young

p.p. International Royalty Corporation

_____

Jorge Francisco Ugarte Abrego

_____

Rodrigo Javier Ugarte Abrego

THIS FIRST AMENDING AGREEMENT is made as of 17 May 2007

B E T W E E N:

INTERNATIONAL ROYALTY CORPORATION
ARCHEAN RESOURCES LTD.
IRC NEVADA INC.

- and -

THE BANK OF NOVA SCOTIA
(the "**Bank**")

RECITALS:

A)   The parties to this Agreement are parties to a credit agreement dated as of 8 January 2007 (the "**Existing Credit Agreement**").

B)   The Borrower has requested that the Existing Credit Agreement be amended to increase the Credit from up to U.S. $20,000,000 to up to U.S. $40,000,000 and to make consequential changes to the Existing Credit Agreement.

C)   The Bank has agreed to increase the Credit as described above subject to the execution and delivery of this First Amending Agreement (the "**Agreement**") and the documents referred to in this Agreement.

D)   Terms defined in the Existing Credit Agreement and used in this Agreement have the respective meanings defined in the Existing Credit Agreement.

        THEREFORE, for value received, the parties agree as follows:

1.   Amendment to Amount and Availment Options

(a)   Section 2.1 of the Existing Credit Agreement is amended by deleting the reference therein to " $20,000,000" and replacing it with "$40,000,000".

(b)   Each of the cover page and Recital A of the Existing Credit Agreement is amended by deleting the reference therein to "$20,000,000" and replacing it with "$40,000,000".

2.   Conditions

        The amendments to the Existing Credit Agreement contained in this Agreement shall only be effective upon satisfaction of the following conditions precedent, which are inserted for the benefit of the Bank:

(a)   Each Obligor shall have delivered to the Bank a certificate (i) confirming that there has been no change (unless otherwise noted) to those matters certified in the officer's certificate dated 8 January 2007 delivered by such Obligor to the Bank and (ii) certifying a copy of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under this Agreement.

(b)   The Bank shall have received a satisfactory opinion of counsel to each of the Obligors concerning the enforceability of the Existing Credit Agreement as amended by this Agreement.

(c)   Payment of a fee to the Bank in an amount agreed to by the parties hereto.

(d)   The Bank shall have received such other documents as it may reasonably require.

3.   Representations and Warranties

(a)   Each of the Obligors represents and warrants to the Bank that each of the representations and warranties made by it in Article VI of the Existing Credit Agreement, other than those expressly stated to be made as of a specific date, are true and correct as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

(b)   The Borrower represents and warrants to the Bank that Sections 6.1(a), 6.1(b), 6.1(f), 6.1(h), 6.1(j), 6.1(m), 6.1(n), 6.1(s), 6.1(t), 6.1(u), 6.1(v), 6.1(w) and 6.1(x) of the Existing Credit Agreement are true with respect to each Restricted Subsidiary (recognizing they have not entered into the Existing Credit Agreement or this Agreement and that LNRLP is a limited partnership rather than a corporation, and excluding the Constating Documents of LNRLP in the case of Section 6.1(u)).

(c)   Each of the Obligors represents and warrants to the Bank that this Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligations enforceable against it in accordance with its terms, subject to general principles of equity and the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally.

(d)   Each of the Obligors represents and warrants to the Bank that no Event of Default or Pending Event of Default has occurred and is continuing on the date hereof.

(e)   The Borrower represents and warrants to the Bank that as of the date of this Agreement, the ratio of Adjusted Indebtedness to Paid-Up Capital (as such terms are defined in the trust indenture forming part of the Debentures) would not exceed 30% (even if all amounts available under the Credit as increased by this Agreement were fully drawn) as set forth in the following calculation:

Paid-Up Capital at 31 December 2006 – Cdn.$214,636,046;

Paid-Up Capital for securities issues since 31 December 2006 - Cdn.$47,634,515

Total: Cdn.$262,270,561;

30% of Total   Cdn.$78,681,168;

Adjusted Indebtedness

Total debt (excluding Advances under the Existing Credit Agreement) - Cdn.$30,000,000;

Balance Available - Cdn.$48,681,168; and

Balance Available in U.S. $ converted at 1.17647 - $41,378,993.

4.   **Confirmation of Credit Documents**

Each of the Credit Documents (other than the Existing Credit Agreement) shall continue in full force and effect in accordance with their respective terms and are hereby ratified and confirmed in all respects.

5.   **Ratification of Existing Credit Agreement**

The Existing Credit Agreement as amended by this Agreement is hereby ratified and confirmed and henceforth the Existing Credit Agreement and this Agreement shall be read and construed as one agreement.

6.   **References**

Upon execution of this Agreement, each reference in the Existing Credit Agreement to "this Agreement", "hereof", "herein", "hereto", "hereunder", "hereby" or words of like import referring to the Existing Credit Agreement, and each reference in any Credit Document or other related document to "the Credit Agreement", "thereof", "therein", "thereunder" or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Existing Credit Agreement as amended hereby.

7.   **Governing Law**

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (in this Section, the **"Province"**) and the laws of Canada applicable in the Province. For the purposes of all legal proceedings this Agreement shall be deemed to have been performed in the Province and the courts of the Province shall have jurisdiction to entertain any action arising under this Agreement. Each party irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of the Province and all courts competent to hear appeals therefrom.

8.   **Counterparts**

This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one agreement and, when this Agreement has been duly executed and delivered by each party hereto to each other party hereto, this Agreement shall thereupon be effective and binding.

[Signature pages follow]

IN WITNESS WHEREOF the parties have executed this agreement.

THE BANK OF NOVA SCOTIA

By: /s/ Ray Clarke
Name: Ray Clarke
Title: Director

By: /s/ Bob Deol
Name: Bob Deol
Title: Associate

INTERNATIONAL ROYALTY CORPORATION

By: /s/ Ray W. Jenner
Name: Ray Jenner
Title: CFO & Secretary

By:
Name:
Title:

ARCHEAN RESOURCES LTD.

By: /s/ Douglas Hurst
Name: Douglas Hurst
Title: Director

By:
Name:
Title:

IRC NEVADA INC.

By: /s/ Douglas B. Silver
          Name: Douglas B. Silver
          Title: Director

By:
          Name:
          Title: